CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Executive Officer of BTCS INC., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on March 15, 2017;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Articles of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of Twenty Million (20,000,000) shares of Preferred Stock, par value $0.001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED:

Section 1. Designation and Authorized Shares. The Corporation shall be authorized to issue one million one hundred and sixty thousand and nine hundred and forty one (1,160,941) shares of Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

Section 2. Stated Value. Each share of Series B Preferred Stock shall have a stated value of $0.001 per share (the “Stated Value”).

Section 3. Liquidation.

(a) Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a distribution pro rata with the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), calculated as if the Series B Preferred Stock had been converted into Common Stock as of the date immediately prior to the date fixed for determination of stockholders entitled to receive such distribution.

(b) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.

Section 4. Voting. Except as otherwise expressly required by law, each holder of Series B Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series B Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock such shares of Series B Preferred Stock are convertible into at such time, but not in excess of the conversion limitations set forth in Section 5 herein. Except as otherwise required by law, the holders of shares of Series B Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

1

Section 5. Conversion.

(a) Conversion Right. Each holder of Series B Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series B Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to two hundred (200) shares of Common Stock for each one (1) share of Series B Preferred Stock surrendered (“Conversion Ratio”). Provided, however that no shares of Series B Preferred Stock may converted during the period beginning on date of issuance and ending on the date which is ten (10) Business Days following the date of issuance. A “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

(b) Conversion Procedure. In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series B Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series B Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within three (3) business days following the Conversion Notice Delivery Date, subject to Section 5(a), the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”). In case of conversion under this Section 5 of only a part of the shares of Series B Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver a new certificate for the number of shares of Series B Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series B Preferred Stock so converted. Until such time as the certificate or certificates representing shares of Series B Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series B Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series B Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series B Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

(d) Maximum Conversion.

(i)	Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of shares of Series B Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would cause the holder’s beneficial ownership to exceed, when aggregated with all other shares of Common Stock beneficially owned (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, (the “Exchange Act”) and the rules thereunder) by such holder at such time, the number of shares of Common Stock more than 4.99% of all of the Common Stock issued and outstanding at such time (. Additionally, in no event shall the Series B Preferred Stock be converted if after giving effect to the conversion, the holder would beneficially own more than 9.99% of all of the Common Stock issued and outstanding at such time.

2

(ii)	For purposes of this Section 5, in determining the number of outstanding shares of Common Stock, a holder of Series B Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of a holder of Series B Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series B Preferred Stock, held by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within sixty (60) days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitations herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

Section 6. Other Provisions.

(a) Reservation of Common Stock. The Corporation shall, at all times, reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series B Preferred Stock from time to time outstanding.

(b) Record Holders. The Corporation and its transfer agent, if any, for the Series B Preferred Stock may deem and treat the record holder of any shares of Series B Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 7. Restriction and Limitations. Except as expressly provided herein or as required by law, so long as any shares of Series B Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series B Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series B Preferred Stock.

3

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while the Series B Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the conversion of the Series B Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series A Preferred Stock shall receive such consideration as if such number of shares of Series B Preferred had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

Section 9. Equal Treatment of Holders. No consideration (including any modification of this Certificate of Designation or related transaction document) shall be offered or paid to any person or entity to amend or consent to a waiver or modification of any provision of this Certificate of Designation or related transaction document unless the same consideration is also offered to all of the holders of the outstanding shares of Series B Preferred Stock. For clarification purposes, this provision constitutes a separate right granted to each holder by the Corporation and negotiated separately by each holder, and is intended for the Corporation to treat all holders of the Series B Preferred Stock as a class and shall not in any way be construed as such holders acting in concert or as a group with respect to the purchase, disposition or voting of the Series B Preferred Stock or otherwise

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 15 day of March 2017.

By:	/s/ Charles Allen
Name:	Charles Allen
Title:	Chief Executive Officer

4